Old Mutual Columbus Circle Technology & Communications Portfolio

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 13.4%		
E-Commerce/Products - 1.8%		
Amazon.com*	10,500	$ 764
Total E-Commerce/Products		764
Electronic Components-Semiconductors - 1.9%		
PMC Sierra*	109,210	810
Total Electronic Components-Semiconductors		810
Enterprise Software/Services - 1.6%		
Ariba*	47,810	675
Total Enterprise Software/Services		675
Entertainment Software - 1.1%		
Activision Blizzard*	30,000	463
Total Entertainment Software		463
Internet Content-Information/News - 1.5%		
Baidu.com ADR*	2,690	668
Total Internet Content-Information/News		668
Internet Security - 0.8%		
Vasco Data Security International*	35,190	365
Total Internet Security		365
Semiconductor Components-Integrated Circuits - 1.8%		
Marvell Technology Group*	84,500	786
Total Semiconductor Components-Integrated Circuits		786
Wireless Equipment - 2.9%		
Rogers Communications, Cl B	22,200	738
SBA Communications, Cl A*	19,700	510
Total Wireless Equipment		1,248
Total Common Stock (Cost $6,839)		**5,779**
Money Market Fund - 65.9%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	28,424,223	28,424
Total Money Market Fund (Cost $28,424)		**28,424**
Total Investments - 79.3% (Cost $35,263)†		**34,203**
Other Assets and Liabilities, Net - 20.7%		**8,945**
Total Net Assets - 100.0%		**$ 43,148**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of September 30, 2008.

 ADR - American Depositary Receipt
 Cl - Class

† At September 30, 2008, the approximate tax basis cost of the Portfolio's investments was $35,263 (000), and the unrealized appreciation and depreciation were $51 (000) and $(1,111) (000), respectively.

 Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

>Level 1 – quoted prices in active markets for identical securities
>Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
>Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 34,203
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 34,203

On August 22, 2008, the Board of Trustees of the Old Mutual Insurance Series Fund approved a Plan of Liquidation and Dissolution pursuant to which the assets of the Portfolio will be liquidated, known liabilities satisfied and remaining proceeds distributed to shareholders. The final liquidating distribution to shareholders is expected to be made on or around December 15, 2008.

Old Mutual Growth II Portfolio

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 95.2%		
Apparel Manufacturers - 0.6%		
Gildan Activewear*	5,525	$ 126
Total Apparel Manufacturers		126
Applications Software - 0.6%		
Salesforce.com*	2,460	119
Total Applications Software		119
Auction House/Art Dealer - 0.8%		
Ritchie Bros Auctioneers	6,425	150
Total Auction House/Art Dealer		150
Beverages-Wine/Spirits - 0.6%		
Central European Distribution*	2,725	124
Total Beverages-Wine/Spirits		124
Broadcast Services/Programming - 0.4%		
Discovery Communications, Cl A*	2,750	39
Discovery Communications, Cl C*	2,750	39
Total Broadcast Services/Programming		78
Building-Residential/Commercial - 0.6%		
Pulte Homes	2,820	39
Toll Brothers*	2,790	70
Total Building-Residential/Commercial		109
Casino Hotels - 0.8%		
MGM Mirage*	1,510	43
Wynn Resorts	1,490	122
Total Casino Hotels		165
Cellular Telecommunications - 0.8%		
NII Holdings*	3,910	148
Total Cellular Telecommunications		148
Chemicals-Diversified - 0.9%		
FMC	3,450	177
Total Chemicals-Diversified		177
Chemicals-Specialty - 0.3%		
Sigma-Aldrich	1,250	66
Total Chemicals-Specialty		66
Coal - 1.2%		
Alpha Natural Resources*	1,180	61
Consol Energy	1,920	88
Foundation Coal Holdings	1,150	41
Walter Industries	840	40
Total Coal		230
Commercial Banks Non-US - 0.7%		
HDFC Bank ADR	1,650	140
Total Commercial Banks Non-US		140
Commercial Services - 1.2%		
Alliance Data Systems*	2,000	127
Quanta Services*	3,800	103
Total Commercial Services		230
Commercial Services-Finance - 0.4%		
Morningstar*	1,300	72
Total Commercial Services-Finance		72
Computer Services - 1.3%		
Cognizant Technology Solutions, Cl A*	4,648	106
IHS, Cl A*	2,975	142
Total Computer Services		248
Computer Software - 0.5%		
Omniture*	5,680	104
Total Computer Software		104
Computers-Integrated Systems - 0.5%		
Micros Systems*	3,900	104
Total Computers-Integrated Systems		104
Computers-Peripheral Equipment - 0.7%		
Logitech International*	5,525	129
Total Computers-Peripheral Equipment		129

Consulting Services - 0.7%		
FTI Consulting*	2,030	147
Total Consulting Services		147
Consumer Products-Miscellaneous - 1.0%		
Clorox	1,530	96
Tupperware Brands	3,425	95
Total Consumer Products-Miscellaneous		191
Containers-Paper/Plastic - 0.7%		
Pactiv*	3,780	94
Temple-Inland	2,440	37
Total Containers-Paper/Plastic		131
Cosmetics & Toiletries - 0.9%		
Alberto-Culver	2,710	74
Estee Lauder, Cl A	2,180	109
Total Cosmetics & Toiletries		183
Data Processing/Management - 1.5%		
Fiserv*	6,045	286
Total Data Processing/Management		286
Dental Supplies & Equipment - 0.5%		
Dentsply International	2,690	101
Total Dental Supplies & Equipment		101
Diagnostic Equipment - 0.4%		
Cepheid*	5,225	72
Total Diagnostic Equipment		72
Dialysis Centers - 0.6%		
DaVita*	1,925	110
Total Dialysis Centers		110
Disposable Medical Products - 0.5%		
C.R. Bard	1,040	99
Total Disposable Medical Products		99
Distribution/Wholesale - 0.9%		
LKQ*	10,325	175
Total Distribution/Wholesale		175
Diversified Manufacturing Operations - 0.7%		
Harsco	1,600	59
SPX	1,020	79
Total Diversified Manufacturing Operations		138
Electric Products-Miscellaneous - 0.5%		
Ametek	2,660	108
Total Electric Products-Miscellaneous		108
Electric-Integrated - 3.2%		
Entergy	1,125	100
Northeast Utilities	8,650	222
NorthWestern	2,400	60
PPL	2,540	94
Wisconsin Energy	3,575	161
Total Electric-Integrated		637
Electric-Transmission - 0.8%		
ITC Holdings	3,050	158
Total Electric-Transmission		158
Electronic Components-Semiconductors - 3.2%		
Altera	7,380	153
Broadcom, Cl A*	5,130	96
Cavium Networks*	3,110	44
Diodes*	3,850	71
Microchip Technology	4,825	142
PMC Sierra*	15,280	113
Total Electronic Components-Semiconductors		619
Electronic Measuring Instruments - 0.9%		
Itron*	2,000	177
Total Electronic Measuring Instruments		177
Electronics-Military - 0.8%		
L-3 Communications Holdings	1,550	152
Total Electronics-Military		152
Energy-Alternate Sources - 0.4%		
Covanta Holding*	3,120	75
Total Energy-Alternate Sources		75
Engineering/R&D Services - 0.6%		
Fluor	1,930	107
Total Engineering/R&D Services		107

Engines-Internal Combustion - 0.6%		
Cummins	2,840	124
Total Engines-Internal Combustion		124
Enterprise Software/Services - 0.9%		
Concur Technologies*	1,100	42
Sybase*	4,500	138
Total Enterprise Software/Services		180
Entertainment Software - 0.6%		
Activision Blizzard*	8,090	125
Total Entertainment Software		125
Fiduciary Banks - 0.7%		
Northern Trust	1,960	142
Total Fiduciary Banks		142
Finance-Investment Banker/Broker - 0.8%		
TD Ameritrade Holding*	9,890	160
Total Finance-Investment Banker/Broker		160
Finance-Other Services - 0.5%		
CME Group	250	93
Total Finance-Other Services		93
Food-Baking - 0.6%		
Flowers Foods	4,062	119
Total Food-Baking		119
Food-Miscellaneous/Diversified - 0.3%		
McCormick	1,600	62
Total Food-Miscellaneous/Diversified		62
Footwear & Related Apparel - 0.4%		
Deckers Outdoor*	830	86
Total Footwear & Related Apparel		86
Hazardous Waste Disposal - 1.8%		
Clean Harbors*	1,250	84
Stericycle*	4,415	260
Total Hazardous Waste Disposal		344
Human Resources - 0.5%		
Robert Half International	3,570	88
Total Human Resources		88
Industrial Gases - 2.3%		
Airgas	6,510	323
Praxair	1,825	131
Total Industrial Gases		454
Insurance Brokers - 0.7%		
AON	3,080	138
Total Insurance Brokers		138
Internet Content-Information/News - 0.4%		
Baidu.com ADR*	280	69
Total Internet Content-Information/News		69
Internet Infrastructure Software - 0.8%		
Akamai Technologies*	2,650	46
F5 Networks*	4,800	112
Total Internet Infrastructure Software		158
Internet Security - 0.9%		
McAfee*	5,150	175
Total Internet Security		175
Investment Management/Advisory Services - 2.8%		
Affiliated Managers Group*	2,075	172
Blackrock	425	83
Eaton Vance	3,775	133
T Rowe Price Group	3,130	168
Total Investment Management/Advisory Services		556
Leisure & Recreational Products - 0.7%		
WMS Industries*	4,220	129
Total Leisure & Recreational Products		129
Machinery-Farm - 0.6%		
AGCO*	2,560	109
Total Machinery-Farm		109
Machinery-Pumps - 1.4%		
Flowserve	3,130	278
Total Machinery-Pumps		278
Medical Instruments - 1.1%		
Beckman Coulter	970	69
Intuitive Surgical*	460	111

Techne*	475	34
Total Medical Instruments		214
Medical Labs & Testing Services - 1.5%		
Covance*	1,830	162
Laboratory Corp of America Holdings*	1,975	137
Total Medical Labs & Testing Services		299
Medical Products - 1.5%		
Haemonetics*	350	22
Henry Schein*	1,820	98
West Pharmaceutical Services	3,550	173
Total Medical Products		293
Medical-Biomedical/Genetic - 1.7%		
Alexion Pharmaceuticals*	1,880	74
Charles River Laboratories*	2,000	111
Myriad Genetics*	840	54
United Therapeutics*	980	103
Total Medical-Biomedical/Genetic		342
Motion Pictures & Services - 0.0%		
Ascent Media, Cl A*	275	7
Total Motion Pictures & Services		7
Motorcycle/Motor Scooter - 0.5%		
Harley-Davidson	2,700	101
Total Motorcycle/Motor Scooter		101
Multi-Line Insurance - 0.7%		
Assurant	2,575	142
Total Multi-Line Insurance		142
Multimedia - 0.4%		
Factset Research Systems	1,300	68
Total Multimedia		68
Networking Products - 1.8%		
Atheros Communications*	5,000	118
Juniper Networks*	8,160	172
Polycom*	2,620	61
Total Networking Products		351
Office Furnishings-Original - 0.2%		
Interface, Cl A	4,125	47
Total Office Furnishings-Original		47
Oil & Gas Drilling - 1.2%		
Atlas America	3,887	133
Diamond Offshore Drilling	910	94
Total Oil & Gas Drilling		227
Oil Companies-Exploration & Production - 2.7%		
Equitable Resources	4,725	173
Questar	1,110	45
Range Resources	2,220	95
Southwestern Energy*	7,170	219
Total Oil Companies-Exploration & Production		532
Oil Field Machinery & Equipment - 0.9%		
Cameron International*	3,000	116
Dresser-Rand Group*	1,980	62
Total Oil Field Machinery & Equipment		178
Oil Refining & Marketing - 0.2%		
Sunoco	1,300	46
Total Oil Refining & Marketing		46
Oil-Field Services - 2.5%		
Core Laboratories	1,575	160
Oceaneering International*	2,375	127
Oil States International*	2,325	82
Smith International	2,130	125
Total Oil-Field Services		494
Pharmacy Services - 1.9%		
Express Scripts*	5,020	371
Total Pharmacy Services		371
Physical Therapy/Rehabilitation Centers - 0.7%		
Psychiatric Solutions*	3,425	130
Total Physical Therapy/Rehabilitation Centers		130
Pipelines - 0.3%		
Enbridge	1,625	62
Total Pipelines		62
Power Conversion/Supply Equipment - 0.6%		

Sunpower, Cl A*	1,710	121
Total Power Conversion/Supply Equipment		121
Printing-Commercial - 0.6%		
VistaPrint*	3,350	110
Total Printing-Commercial		110
Private Corrections - 1.0%		
Corrections Corp of America*	7,475	186
Total Private Corrections		186
Property/Casualty Insurance - 0.8%		
ProAssurance*	2,950	165
Total Property/Casualty Insurance		165
Quarrying - 0.8%		
Compass Minerals International	3,125	164
Total Quarrying		164
Racetracks - 0.4%		
Penn National Gaming*	3,125	83
Total Racetracks		83
Reinsurance - 0.9%		
Axis Capital Holdings	5,275	167
Total Reinsurance		167
REITs-Apartments - 0.8%		
Essex Property Trust	1,250	148
Total REITs-Apartments		148
REITs-Diversified - 0.8%		
Digital Realty Trust	3,425	162
Total REITs-Diversified		162
REITs-Mortgage - 0.9%		
Annaly Capital Management	12,575	169
Total REITs-Mortgage		169
REITs-Office Property - 0.8%		
Alexandria Real Estate Equities	1,400	157
Total REITs-Office Property		157
Respiratory Products - 0.7%		
Resmed*	3,147	135
Total Respiratory Products		135
Retail-Apparel/Shoe - 2.2%		
Aeropostale*	1,930	62
Guess ?	3,260	113
Hanesbrands*	4,150	90
Lululemon Athletica*	2,490	57
Urban Outfitters*	3,680	117
Total Retail-Apparel/Shoe		439
Retail-Computer Equipment - 0.9%		
GameStop, Cl A*	5,190	178
Total Retail-Computer Equipment		178
Retail-Discount - 0.3%		
Big Lots*	2,300	64
Total Retail-Discount		64
Retail-Jewelry - 0.3%		
Tiffany	1,450	51
Total Retail-Jewelry		51
Retail-Office Supplies - 0.5%		
Staples	4,600	103
Total Retail-Office Supplies		103
Retail-Regional Department Store - 0.8%		
Kohl's*	3,570	164
Total Retail-Regional Department Store		164
Retail-Restaurants - 0.5%		
Burger King Holdings	3,975	98
Total Retail-Restaurants		98
S&L/Thrifts-Eastern US - 0.8%		
Hudson City Bancorp	8,670	160
Total S&L/Thrifts-Eastern US		160
Schools - 0.6%		
New Oriental Education & Technology Group ADR*	1,750	112
Total Schools		112
Semiconductor Equipment - 1.0%		
Lam Research*	3,000	94
Varian Semiconductor Equipment Associates*	4,302	108
Total Semiconductor Equipment		202

Soap & Cleaning Preparation - 1.0%		
Church & Dwight	2,975	185
Total Soap & Cleaning Preparation		185
Steel Pipe & Tube - 0.9%		
Valmont Industries	2,200	182
Total Steel Pipe & Tube		182
Steel-Producers - 0.3%		
Carpenter Technology	2,575	66
Total Steel-Producers		66
Superconductor Production & Systems - 0.3%		
American Superconductor*	2,525	60
Total Superconductor Production & Systems		60
Telecommunications Equipment - 0.9%		
CommScope*	4,875	169
Total Telecommunications Equipment		169
Therapeutics - 0.9%		
BioMarin Pharmaceuticals*	6,575	174
Total Therapeutics		174
Tools-Hand Held - 0.3%		
Snap-On	1,275	67
Total Tools-Hand Held		67
Transactional Software - 0.7%		
Solera Holdings*	4,825	139
Total Transactional Software		139
Transport-Rail - 0.3%		
Kansas City Southern*	1,370	61
Total Transport-Rail		61
Transport-Truck - 0.4%		
JB Hunt Transport Services	2,550	85
Total Transport-Truck		85
Veterinary Diagnostics - 0.8%		
VCA Antech*	5,525	163
Total Veterinary Diagnostics		163
Wire & Cable Products - 0.8%		
General Cable*	4,600	164
Total Wire & Cable Products		164
Wireless Equipment - 0.5%		
American Tower, Cl A*	2,925	105
Total Wireless Equipment		105
X-Ray Equipment - 0.3%		
Hologic*	3,082	60
Total X-Ray Equipment		60
Total Common Stock (Cost $18,649)		**18,696**
Total Investments - 95.2% (Cost $18,649)†		**18,696**
Other Assets and Liabilities, Net - 4.8%		**952**
Total Net Assets - 100.0%	$	**19,648**

* Non-income producing security.
(A) The rate reported represents the 7-day effective yield as of September 30, 2008.

ADR - American Depositary Receipt
Cl - Class
R&D - Research and Development
REITs - Real Estate Investment Trusts
S&L - Savings and Loan

† At September 30, 2008, the approximate tax basis cost of the Portfolio's investments was $18,649 (000), and the unrealized appreciation and depreciation were $1,874 (000) and $(1,827) (000), respectively.

Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of September 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 18,696
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 18,696

On August 22, 2008, the Board of Trustees of the Old Mutual Insurance Series Fund approved a Plan of Liquidation and Dissolution pursuant to which the assets of the Portfolio will be liquidated, known liabilities satisfied and remaining proceeds distributed to shareholders. The final liquidating distribution to shareholders is expected to be made on or around December 15, 2008.

Old Mutual Large Cap Growth Portfolio

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 61.7%		
Aerospace/Defense - 0.7%		
Boeing	930	$ 53
Total Aerospace/Defense		53
Agricultural Chemicals - 1.4%		
Monsanto	1,149	114
Total Agricultural Chemicals		114
Applications Software - 1.6%		
Microsoft	4,550	121
Salesforce.com*	130	6
Total Applications Software		127
Athletic Footwear - 0.7%		
Nike, Cl B	810	54
Total Athletic Footwear		54
Beverages-Non-Alcoholic - 1.3%		
PepsiCo	1,495	107
Total Beverages-Non-Alcoholic		107
Brewery - 0.8%		
Cia de Bebidas das Americas ADR	1,220	67
Total Brewery		67
Building-Residential/Commercial - 0.2%		
NVR*	15	9
Pulte Homes	300	4
Total Building-Residential/Commercial		13
Cable TV - 1.0%		
Cablevision Systems, Cl A	140	4
Comcast, Cl A	300	6
DIRECTV Group*	2,770	73
Total Cable TV		83
Casino Hotels - 0.1%		
MGM Mirage*	180	5
Total Casino Hotels		5
Cellular Telecommunications - 0.3%		
Mobile Telesystems ADR	130	7
NII Holdings*	330	13
Total Cellular Telecommunications		20
Chemicals-Specialty - 1.1%		
Ecolab	1,780	86
Total Chemicals-Specialty		86
Commercial Services-Finance - 0.3%		
Visa, Cl A	180	11
Western Union	500	12
Total Commercial Services-Finance		23
Computer Services - 0.5%		
Cognizant Technology Solutions, Cl A*	1,640	37
Total Computer Services		37
Computers - 3.9%		
Apple*	790	90
Hewlett-Packard	1,700	79
International Business Machines	1,225	143
Total Computers		312
Consulting Services - 0.7%		
FTI Consulting*	805	58
Total Consulting Services		58
Consumer Products-Miscellaneous - 0.1%		
Clorox	130	8
Total Consumer Products-Miscellaneous		8
Cosmetics & Toiletries - 1.5%		
Estee Lauder, Cl A	130	7
Procter & Gamble	1,585	111
Total Cosmetics & Toiletries		118
Data Processing/Management - 0.2%		
Fiserv*	300	14
Total Data Processing/Management		14
Disposable Medical Products - 1.3%		
C.R. Bard	1,090	103
Total Disposable Medical Products		103
Diversified Manufacturing Operations - 2.5%		

Danaher	950	66
Illinois Tool Works	1,990	89
Siemens ADR	210	20
SPX	150	12
Tyco International	400	14
Total Diversified Manufacturing Operations		201
E-Commerce/Products - 0.1%		
Amazon.com*	100	7
Total E-Commerce/Products		7
Electric Products-Miscellaneous - 0.7%		
Emerson Electric	1,300	53
Total Electric Products-Miscellaneous		53
Electric-Integrated - 0.2%		
Cia Energetica de Minas Gerais ADR	340	7
FPL Group	160	8
Total Electric-Integrated		15
Electronic Components-Semiconductors - 2.8%		
Broadcom, Cl A*	480	9
Intel	7,440	139
Texas Instruments	3,525	76
Total Electronic Components-Semiconductors		224
Electronic Forms - 0.1%		
Adobe Systems*	290	11
Total Electronic Forms		11
Energy-Alternate Sources - 0.7%		
Covanta Holding*	1,668	40
First Solar*	75	14
Total Energy-Alternate Sources		54
Engineering/R&D Services - 1.8%		
ABB ADR	2,800	54
Fluor	160	9
Jacobs Engineering Group*	1,035	56
McDermott International*	915	23
Total Engineering/R&D Services		142
Engines-Internal Combustion - 0.5%		
Cummins	1,000	44
Total Engines-Internal Combustion		44
Entertainment Software - 0.8%		
Activision Blizzard*	530	8
Electronic Arts*	1,550	57
Total Entertainment Software		65
Fiduciary Banks - 1.4%		
Northern Trust	944	68
State Street	825	47
Total Fiduciary Banks		115
Finance-Investment Banker/Broker - 1.0%		
Charles Schwab	2,515	65
Goldman Sachs Group	105	14
Total Finance-Investment Banker/Broker		79
Food-Miscellaneous/Diversified - 0.3%		
Campbell Soup	180	7
General Mills	130	9
McCormick	190	7
Total Food-Miscellaneous/Diversified		23
Human Resources - 0.1%		
Robert Half International	250	6
Total Human Resources		6
Industrial Gases - 1.1%		
Praxair	1,220	88
Total Industrial Gases		88
Instruments-Scientific - 0.8%		
Thermo Fisher Scientific*	1,100	61
Total Instruments-Scientific		61
Insurance Brokers - 0.2%		
Marsh & McLennan	470	15
Total Insurance Brokers		15
Internet Content-Information/News - 0.1%		
Baidu.com ADR*	30	7
Total Internet Content-Information/News		7
Internet Infrastructure Software - 0.1%		
F5 Networks*	220	5
Total Internet Infrastructure Software		5
Investment Management/Advisory Services - 1.3%		
T Rowe Price Group	1,935	104
Total Investment Management/Advisory Services		104

Life/Health Insurance - 0.6%		
Manulife Financial	1,300	48
Total Life/Health Insurance		48
Machinery-Construction & Mining - 0.3%		
Terex*	700	21
Total Machinery-Construction & Mining		21
Machinery-Farm - 0.6%		
AGCO*	915	39
Deere	160	8
Total Machinery-Farm		47
Machinery-Pumps - 0.7%		
Flowserve	595	53
Total Machinery-Pumps		53
Medical Instruments - 0.1%		
Intuitive Surgical*	25	6
Total Medical Instruments		6
Medical Products - 4.3%		
Baxter International	250	16
Covidien	190	10
Henry Schein*	1,814	98
Johnson & Johnson	1,450	101
Stryker	835	52
Varian Medical Systems*	1,212	69
Total Medical Products		346
Medical-Biomedical/Genetic - 1.8%		
Amgen*	1,287	76
Celgene*	80	5
Charles River Laboratories*	90	5
Genentech*	190	17
Genzyme*	140	11
Gilead Sciences*	510	23
Illumina*	130	5
Myriad Genetics*	80	5
Total Medical-Biomedical/Genetic		147
Medical-Drugs - 1.2%		
Abbott Laboratories	1,737	100
Total Medical-Drugs		100
Motorcycle/Motor Scooter - 0.1%		
Harley-Davidson	140	5
Total Motorcycle/Motor Scooter		5
Networking Products - 1.7%		
Cisco Systems*	6,100	138
Total Networking Products		138
Oil Companies-Exploration & Production - 0.7%		
Southwestern Energy*	1,695	52
Total Oil Companies-Exploration & Production		52
Oil Companies-Integrated - 0.8%		
Murphy Oil	720	46
Petroleo Brasileiro ADR	350	15
Total Oil Companies-Integrated		61
Oil Field Machinery & Equipment - 1.7%		
Cameron International*	2,050	79
National Oilwell Varco*	1,140	57
Total Oil Field Machinery & Equipment		136
Oil Refining & Marketing - 0.1%		
Valero Energy	220	7
Total Oil Refining & Marketing		7
Oil-Field Services - 2.7%		
Halliburton	2,175	70
Schlumberger	1,125	88
Smith International	1,025	60
Total Oil-Field Services		218
Pharmacy Services - 1.2%		
Express Scripts*	1,355	100
Total Pharmacy Services		100
Pipelines - 0.1%		
Enbridge	170	7
Total Pipelines		7
Power Conversion/Supply Equipment - 0.1%		
Sunpower, Cl A*	80	6
Total Power Conversion/Supply Equipment		6
REITs-Storage - 0.2%		
Public Storage	180	18
Total REITs-Storage		18
Retail-Apparel/Shoe - 0.7%		

Guess ?	1,430	50
Urban Outfitters*	190	6
Total Retail-Apparel/Shoe		56
Retail-Computer Equipment - 0.4%		
GameStop, Cl A*	985	34
Total Retail-Computer Equipment		34
Retail-Drug Store - 0.2%		
CVS/Caremark	380	13
Total Retail-Drug Store		13
Retail-Jewelry - 0.7%		
Tiffany	1,680	60
Total Retail-Jewelry		60
Retail-Office Supplies - 0.1%		
Staples	430	10
Total Retail-Office Supplies		10
Retail-Regional Department Store - 0.1%		
Kohl's*	230	11
Total Retail-Regional Department Store		11
Retail-Restaurants - 1.3%		
McDonald's	1,740	107
Total Retail-Restaurants		107
S&L/Thrifts-Eastern US - 0.2%		
People's United Financial	840	16
Total S&L/Thrifts-Eastern US		16
Semiconductor Equipment - 0.3%		
Applied Materials	980	15
Lam Research*	230	7
Total Semiconductor Equipment		22
Telecommunications Equipment-Fiber Optics - 0.6%		
Corning	3,155	49
Total Telecommunications Equipment-Fiber Optics		49
Transport-Rail - 0.2%		
Union Pacific	180	13
Total Transport-Rail		13
Web Portals/ISP - 1.5%		
Google, Cl A*	298	119
Total Web Portals/ISP		119
Wireless Equipment - 2.1%		
Nokia ADR	2,315	43
Qualcomm	2,959	127
Total Wireless Equipment		170
Total Common Stock (Cost $5,056)		**4,917**
Money Market Fund - 38.1%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	3,038,495	3,038
Total Money Market Fund (Cost $3,038)		**3,038**
Total Investments - 99.8% (Cost $8,094)†		**7,955**
Other Assets and Liabilities, Net - 0.2%		**18**
Total Net Assets - 100.0%	$	**7,973**

 * Non-income producing security.
(A) The rate reported represents the 7-day effective yield as of September 30, 2008.

 ADR - American Depositary Receipt
 Cl - Class
 ISP - Internet Service Provider
 R&D - Research and Development
 REITs - Real Estate Investment Trusts
 S&L - Savings and Loan

† At September 30, 2008, the approximate tax basis cost of the Portfolio's investments was $8,094 (000), and the unrealized appreciation and depreciation were $447 (000) and $(586) (000), respectively.

 Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)	
Level 1 – quoted prices	$	7,955
Level 2 – other significant observable inputs		
Level 3 – significant unobservable inputs		-
Total	$	7,955

On August 22, 2008, the Board of Trustees of the Old Mutual Insurance Series Fund approved a Plan of Liquidation and Dissolution pursuant to which the assets of the Portfolio will be liquidated, known liabilities satisfied and remaining proceeds distributed to shareholders. The final liquidating distribution to shareholders is expected to be made on or around December 15, 2008.

Old Mutual Large Cap Growth Concentrated Portfolio

Description	Shares	Value (000)
Common Stock - 58.1%		
Agricultural Chemicals - 2.3%		
Monsanto	8,965	$ 887
Total Agricultural Chemicals		887
Applications Software - 1.7%		
Microsoft	24,680	659
Total Applications Software		659
Brewery - 1.2%		
Cia de Bebidas das Americas ADR	8,370	457
Total Brewery		457
Cable TV - 1.5%		
DIRECTV Group*	21,979	575
Total Cable TV		575
Cellular Telecommunications - 0.2%		
NII Holdings*	2,240	85
Total Cellular Telecommunications		85
Commercial Services-Finance - 0.3%		
Visa, Cl A	1,920	118
Total Commercial Services-Finance		118
Computers - 5.3%		
Apple*	5,700	648
Hewlett-Packard	12,245	566
International Business Machines	6,910	808
Total Computers		2,022
Disposable Medical Products - 1.0%		
C.R. Bard	4,245	403
Total Disposable Medical Products		403
Diversified Manufacturing Operations - 1.7%		
Danaher	6,565	456
Siemens ADR	1,920	180
SPX	200	15
Total Diversified Manufacturing Operations		651
Electric Products-Miscellaneous - 1.2%		
Emerson Electric	11,776	480
Total Electric Products-Miscellaneous		480
Electronic Components-Semiconductors - 2.3%		
Broadcom, Cl A*	5,110	95
Intel	41,950	786
Total Electronic Components-Semiconductors		881
Energy-Alternate Sources - 1.3%		
Covanta Holding*	15,854	380
First Solar*	640	121
Total Energy-Alternate Sources		501
Engineering/R&D Services - 2.2%		
ABB ADR	18,160	352
Jacobs Engineering Group*	4,955	269
McDermott International*	9,565	244
Total Engineering/R&D Services		865
Engines-Internal Combustion - 0.8%		
Cummins	7,185	314
Total Engines-Internal Combustion		314
Entertainment Software - 0.2%		
Activision Blizzard*	5,110	79
Total Entertainment Software		79
Fiduciary Banks - 0.6%		
State Street	3,825	218
Total Fiduciary Banks		218
Finance-Investment Banker/Broker - 0.9%		
Charles Schwab	8,630	224
Goldman Sachs Group	960	123
Total Finance-Investment Banker/Broker		347
Industrial Gases - 1.4%		
Praxair	7,370	529

Total Industrial Gases		529
Instruments-Scientific - 1.3%		
Thermo Fisher Scientific*	8,985	494
Total Instruments-Scientific		494
Insurance Brokers - 0.4%		
Marsh & McLennan	5,110	162
Total Insurance Brokers		162
Investment Management/Advisory Services - 1.6%		
T Rowe Price Group	11,515	618
Total Investment Management/Advisory Services		618
Machinery-Construction & Mining - 0.6%		
Terex*	8,030	245
Total Machinery-Construction & Mining		245
Machinery-Farm - 0.5%		
AGCO*	4,495	192
Total Machinery-Farm		192
Machinery-Pumps - 0.7%		
Flowserve	2,835	252
Total Machinery-Pumps		252
Medical Instruments - 0.4%		
Intuitive Surgical*	640	154
Total Medical Instruments		154
Medical Products - 5.3%		
Baxter International	3,190	209
Johnson & Johnson	9,465	656
Stryker	8,090	504
Varian Medical Systems*	11,618	664
Total Medical Products		2,033
Medical-Biomedical/Genetic - 0.7%		
Charles River Laboratories*	1,600	89
Gilead Sciences*	3,830	175
Total Medical-Biomedical/Genetic		264
Medical-Drugs - 1.9%		
Abbott Laboratories	12,975	747
Total Medical-Drugs		747
Networking Products - 1.8%		
Cisco Systems*	29,990	677
Total Networking Products		677
Oil Companies-Integrated - 1.6%		
Murphy Oil	7,475	479
Petroleo Brasileiro ADR	3,510	154
Total Oil Companies-Integrated		633
Oil Field Machinery & Equipment - 2.6%		
Cameron International*	12,170	469
National Oilwell Varco*	10,180	511
Total Oil Field Machinery & Equipment		980
Oil-Field Services - 0.9%		
Halliburton	10,610	344
Total Oil-Field Services		344
Pharmacy Services - 1.8%		
Express Scripts*	9,085	671
Total Pharmacy Services		671
Retail-Computer Equipment - 1.1%		
GameStop, Cl A*	11,850	405
Total Retail-Computer Equipment		405
Retail-Drug Store - 0.5%		
CVS/Caremark	6,070	204
Total Retail-Drug Store		204
Retail-Jewelry - 1.3%		
Tiffany	14,190	504
Total Retail-Jewelry		504
Retail-Office Supplies - 0.3%		
Staples	4,790	108
Total Retail-Office Supplies		108
Retail-Regional Department Store - 0.3%		
Kohl's*	2,560	118
Total Retail-Regional Department Store		118
Retail-Restaurants - 1.0%		
McDonald's	6,345	392
Total Retail-Restaurants		392

Semiconductor Equipment - 0.7%		
Applied Materials	8,300	126
Lam Research*	4,150	131
Total Semiconductor Equipment		257
Telecommunications Equipment-Fiber Optics - 1.3%		
Corning	32,635	510
Total Telecommunications Equipment-Fiber Optics		510
Web Portals/ISP - 1.7%		
Google, Cl A*	1,670	669
Total Web Portals/ISP		669
Wireless Equipment - 1.7%		
Qualcomm	15,450	664
Total Wireless Equipment		664
Total Common Stock (Cost $24,171)		**22,368**
Money Market Fund - 41.4%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	15,937,235	15,937
Total Money Market Fund (Cost $15,937)		**15,937**
Total Investments - 99.5% (Cost $40,108)†		**38,305**
Other Assets and Liabilities, Net - 0.5%		**193**
Total Net Assets - 100.0%	$	**38,498**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of September 30, 2008.

 ADR - American Depositary Receipt
 Cl - Class
 ISP - Internet Service Provider
 R&D - Research and Development

† At September 30, 2008, the approximate tax basis cost of the Portfolio's investments was $40,108 (000), and the unrealized appreciation and depreciation were $1,615 (000) and $(3,418) (000), respectively.

 Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 38,305
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 38,305

On August 22, 2008, the Board of Trustees of the Old Mutual Insurance Series Fund approved a Plan of Liquidation and Dissolution pursuant to which the assets of the Portfolio will be liquidated, known liabilities satisfied and remaining proceeds distributed to shareholders. The final liquidating distribution to shareholders is expected to be made on or around December 15, 2008.

Old Mutual Mid-Cap Portfolio

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 89.9%		
Aerospace/Defense-Equipment - 0.9%		
DRS Technologies	178	$ 14
Total Aerospace/Defense-Equipment		14
Applications Software - 4.6%		
Citrix Systems*	866	22
Intuit*	945	30
Satyam Computer Services ADR	1,020	17
Total Applications Software		69
Computer Services - 0.5%		
DST Systems*	130	7
Total Computer Services		7
Consumer Products-Miscellaneous - 1.4%		
Clorox	330	21
Total Consumer Products-Miscellaneous		21
Containers-Paper/Plastic - 3.9%		
Sealed Air	1,030	23
Smurfit-Stone Container*	2,170	10
Sonoco Products	852	25
Total Containers-Paper/Plastic		58
Data Processing/Management - 2.0%		
Fiserv*	310	15
SEI Investments	650	14
Total Data Processing/Management		29
Drug Delivery Systems - 1.0%		
Alkermes*	1,140	15
Total Drug Delivery Systems		15
E-Commerce/Services - 5.5%		
Expedia*	2,665	40
Liberty Media Interactive, Cl A*	3,241	42
Total E-Commerce/Services		82
Electric-Integrated - 3.0%		
Northeast Utilities	520	13
Sierra Pacific Resources	2,020	19
TECO Energy	790	12
Total Electric-Integrated		44
Electronic Components-Miscellaneous - 1.1%		
Flextronics International*	2,340	17
Total Electronic Components-Miscellaneous		17
Electronic Components-Semiconductors - 1.5%		
Fairchild Semiconductor International*	1,200	11
Semtech*	835	12
Total Electronic Components-Semiconductors		23
Electronic Parts Distribution - 0.5%		
Avnet*	290	7
Total Electronic Parts Distribution		7
Engineering/R&D Services - 0.9%		
URS*	380	14
Total Engineering/R&D Services		14
Fiduciary Banks - 0.3%		
Wilmington Trust	145	4
Total Fiduciary Banks		4
Finance-Investment Banker/Broker - 3.8%		
Greenhill	29	2
Interactive Brokers Group, Cl A*	1,530	34
optionsXpress Holdings	1,100	21
Total Finance-Investment Banker/Broker		57
Food-Meat Products - 0.9%		
Hormel Foods	349	13
Total Food-Meat Products		13
Food-Miscellaneous/Diversified - 1.1%		

ConAgra Foods	838	16
Total Food-Miscellaneous/Diversified		16
Food-Retail - 1.3%		
SUPERVALU	890	19
Total Food-Retail		19
Hotels & Motels - 1.4%		
Wyndham Worldwide	1,356	21
Total Hotels & Motels		21
Human Resources - 1.8%		
Hewitt Associates, Cl A*	297	11
Monster Worldwide*	1,070	16
Total Human Resources		27
Independent Power Producer - 0.6%		
Reliant Energy*	1,276	9
Total Independent Power Producer		9
Industrial Automation/Robot - 0.7%		
Cognex	515	10
Total Industrial Automation/Robot		10
Investment Companies - 0.7%		
KKR Financial Holdings	1,530	10
Total Investment Companies		10
Investment Management/Advisory Services - 3.7%		
Affiliated Managers Group*	200	17
Eaton Vance	320	11
Federated Investors, Cl B	921	27
Total Investment Management/Advisory Services		55
Linen Supply & Related Items - 1.6%		
Cintas	849	24
Total Linen Supply & Related Items		24
Medical Information Systems - 0.9%		
Cerner*	320	14
Total Medical Information Systems		14
Medical Labs & Testing Services - 1.5%		
Quest Diagnostics	434	22
Total Medical Labs & Testing Services		22
Medical-Biomedical/Genetic - 2.2%		
Invitrogen*	440	17
Medicines*	640	15
Total Medical-Biomedical/Genetic		32
Medical-Drugs - 3.2%		
Cephalon*	324	25
Forest Laboratories*	793	22
Total Medical-Drugs		47
Medical-Generic Drugs - 2.2%		
Barr Pharmaceuticals*	511	33
Total Medical-Generic Drugs		33
Medical-Outpatient/Home Medical - 1.0%		
Lincare Holdings*	500	15
Total Medical-Outpatient/Home Medical		15
Multimedia - 0.5%		
Liberty Media Entertainment, Cl A*	260	7
Total Multimedia		7
Non-Hazardous Waste Disposal - 1.7%		
Allied Waste Industries*	2,216	25
Total Non-Hazardous Waste Disposal		25
Oil-Field Services - 2.1%		
BJ Services	538	10
Exterran Holdings*	298	10
Helix Energy Solutions Group*	463	11
Total Oil-Field Services		31
Pipelines - 5.1%		
El Paso	3,054	39
El Paso Pipeline Partners LP	1,386	22
Targa Resources Partners LP	815	14
Total Pipelines		75
Platinum - 1.1%		
Stillwater Mining*	2,915	17
Total Platinum		17

Printing-Commercial - 0.5%		
Valassis Communications*	860	7
Total Printing-Commercial		7
Private Corrections - 1.2%		
Corrections Corp of America*	730	18
Total Private Corrections		18
Reinsurance - 10.7%		
Allied World Assurance Holdings	639	23
Aspen Insurance Holdings	1,204	33
Everest Re Group	192	17
Max Capital Group	270	6
Montpelier Re Holdings	2,177	36
Odyssey Re Holdings	476	21
Validus Holdings	990	23
Total Reinsurance		159
Retail-Major Department Store - 0.6%		
Sears Holdings*	100	9
Total Retail-Major Department Store		9
Semiconductor Components-Integrated Circuits - 2.6%		
Maxim Integrated Products	2,098	38
Total Semiconductor Components-Integrated Circuits		38
Semiconductor Equipment - 1.6%		
Kla-Tencor	440	14
Lam Research*	310	10
Total Semiconductor Equipment		24
Software Tools - 0.5%		
VMware, Cl A*	280	8
Total Software Tools		8
Telecommunications Equipment-Fiber Optics - 1.8%		
JDS Uniphase*	3,070	26
Total Telecommunications Equipment-Fiber Optics		26
Telephone-Integrated - 0.8%		
Telephone & Data Systems	345	12
Total Telephone-Integrated		12
Therapeutics - 1.1%		
Warner Chilcott, Cl A*	1,065	16
Total Therapeutics		16
Water - 1.1%		
American Water Works	770	17
Total Water		17
Wireless Equipment - 1.2%		
RF Micro Devices*	6,125	18
Total Wireless Equipment		18
Total Common Stock (Cost $1,499)		**1,335**
Money Market Fund - 10.2%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	151,791	152
Total Money Market Fund (Cost $152)		**152**
Total Investments - 100.1% (Cost $1,651)†		**1,487**
Other Assets and Liabilities, Net - (0.1)%		**(2)**
Total Net Assets - 100.0%	$	**1,485**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of September 30, 2008.

 ADR - American Depositary Receipt
 Cl - Class
 LP - Limited Partnership
 R&D - Research and Development

† At September 30, 2008, the approximate tax basis cost of the Portfolio's investments was $1,651 (000), and the unrealized appreciation and depreciation were $75 (000) and $(239) (000), respectively.

 Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 1,487
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 1,487

On August 22, 2008, the Board of Trustees of the Old Mutual Insurance Series Fund approved a Plan of Liquidation and Dissolution pursuant to which the assets of the Portfolio will be liquidated, known liabilities satisfied and remaining proceeds distributed to shareholders. The final liquidating distribution to shareholders is expected to be made on or around December 15, 2008.

Old Mutual Select Value Portfolio

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 64.8%		
Applications Software - 4.7%		
Microsoft	40,035	$ 1,069
Total Applications Software		1,069
Athletic Footwear - 5.4%		
Nike, Cl B	18,350	1,228
Total Athletic Footwear		1,228
Cable TV - 2.7%		
Comcast, Special Cl A	31,235	616
Total Cable TV		616
Cosmetics & Toiletries - 4.4%		
Procter & Gamble	14,180	988
Total Cosmetics & Toiletries		988
Diversified Manufacturing Operations - 5.2%		
General Electric	46,340	1,182
Total Diversified Manufacturing Operations		1,182
Fiduciary Banks - 0.4%		
Wilmington Trust	3,240	93
Total Fiduciary Banks		93
Finance-Investment Banker/Broker - 1.9%		
JPMorgan Chase	9,102	425
Total Finance-Investment Banker/Broker		425
Food-Retail - 4.6%		
SUPERVALU	47,770	1,037
Total Food-Retail		1,037
Medical Products - 1.5%		
Zimmer Holdings*	5,390	348
Total Medical Products		348
Metal Processors & Fabricators - 2.4%		
Sterlite Industries ADR	59,080	532
Total Metal Processors & Fabricators		532
Metal-Aluminum - 1.9%		
Alcoa	19,130	432
Total Metal-Aluminum		432
Multi-Line Insurance - 2.1%		
Hartford Financial Services Group	11,610	476
Total Multi-Line Insurance		476
Oil Companies-Integrated - 8.1%		
BP ADR	16,702	838
ConocoPhillips	13,685	1,002
Total Oil Companies-Integrated		1,840
Pipelines - 4.7%		
El Paso	83,366	1,064
Total Pipelines		1,064
Reinsurance - 2.3%		
Berkshire Hathaway, Cl A*	4	522
Total Reinsurance		522
Retail-Major Department Store - 2.5%		
Sears Holdings*	5,900	552
Total Retail-Major Department Store		552
Semiconductor Components-Integrated Circuits - 1.6%		
Maxim Integrated Products	19,994	362
Total Semiconductor Components-Integrated Circuits		362
Telephone-Integrated - 5.1%		
Verizon Communications	36,040	1,156
Total Telephone-Integrated		1,156
Wireless Equipment - 3.3%		

Nokia ADR	40,160	749
Total Wireless Equipment		749
Total Common Stock (Cost $15,430)		**14,671**
Money Market Fund - 30.0%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	6,800,295	6,800
Total Money Market Fund (Cost $6,800)		**6,800**
Total Investments - 94.8% (Cost $22,230)†		**21,471**
Other Assets and Liabilities, Net - 5.2%		**1,175**
Total Net Assets - 100.0%	$	**22,646**

 * Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of September 30, 2008.

 ADR - American Depositary Receipt
 Cl - Class

† At September 30, 2008, the approximate tax basis cost of the Portfolio's investments was $22,230 (000), and the unrealized appreciation and depreciation were $970 (000) and $(1,729) (000), respectively.

 Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 21,471
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 21,471

On August 22, 2008, the Board of Trustees of the Old Mutual Insurance Series Fund approved a Plan of Liquidation and Dissolution pursuant to which the assets of the Portfolio will be liquidated, known liabilities satisfied and remaining proceeds distributed to shareholders. The final liquidating distribution to shareholders is expected to be made on or around December 15, 2008.

Old Mutual Small Cap Portfolio

Description	Shares	Value (000)
Common Stock - 33.1%		
Aerospace/Defense - 0.2%		
Teledyne Technologies*	1,950	$ 111
Total Aerospace/Defense		111
Aerospace/Defense-Equipment - 0.2%		
B/E Aerospace*	6,735	107
Total Aerospace/Defense-Equipment		107
Airlines - 1.0%		
Airtran Holdings*	132,955	323
AMR*	20,240	199
Delta Air Lines*	10,395	77
Total Airlines		599
Apparel Manufacturers - 0.3%		
Maidenform Brands*	10,800	157
Total Apparel Manufacturers		157
Applications Software - 1.5%		
EPIQ Systems*	27,460	373
Patni Computer Systems ADR	16,240	126
Progress Software*	8,820	229
Quest Software*	10,010	127
Total Applications Software		855
Auto/Truck Parts & Equipment-Original - 0.2%		
Lear*	11,495	121
Total Auto/Truck Parts & Equipment-Original		121
Beverages-Non-Alcoholic - 0.7%		
Coca-Cola Bottling	9,850	430
Total Beverages-Non-Alcoholic		430
Chemicals-Specialty - 0.3%		
Hercules	8,465	167
Total Chemicals-Specialty		167
Commercial Services-Finance - 0.3%		
Wright Express*	5,415	162
Total Commercial Services-Finance		162
Computers-Integrated Systems - 0.4%		
Cray*	5,250	27
Radisys*	23,690	204
Total Computers-Integrated Systems		231
Computers-Memory Devices - 0.3%		
Silicon Storage Technology*	49,085	160
Total Computers-Memory Devices		160
Containers-Paper/Plastic - 2.0%		
Pactiv*	19,285	479
Smurfit-Stone Container*	75,080	353
Sonoco Products	11,875	352
Total Containers-Paper/Plastic		1,184
Dialysis Centers - 0.6%		
Dialysis Corp of America*	41,943	329
Total Dialysis Centers		329
E-Commerce/Services - 0.1%		
Move*	23,445	50
Total E-Commerce/Services		50
Electric-Integrated - 3.9%		
Black Hills	6,875	214
CMS Energy	42,655	532
Portland General Electric	20,975	496
Sierra Pacific Resources	44,895	430
Westar Energy	28,025	646
Total Electric-Integrated		2,318
Electronic Components-Miscellaneous - 0.4%		
Celestica*	38,205	246
Total Electronic Components-Miscellaneous		246

Electronic Components-Semiconductors - 2.2%		
Amkor Technology*	19,790	126
DSP Group*	29,545	226
Fairchild Semiconductor International*	27,070	241
Ikanos Communications*	58,647	116
Intersil, Cl A	2,850	47
ON Semiconductor*	23,265	157
Semtech*	10,005	140
Zoran*	29,965	244
Total Electronic Components-Semiconductors		1,297
Engineering/R&D Services - 0.2%		
URS*	3,859	141
Total Engineering/R&D Services		141
Enterprise Software/Services - 0.7%		
Novell*	57,750	297
PROS Holdings*	9,770	92
Total Enterprise Software/Services		389
Food-Wholesale/Distribution - 0.4%		
Fresh Del Monte Produce*	9,375	208
Total Food-Wholesale/Distribution		208
Gas-Distribution - 0.9%		
AGL Resources	11,665	366
Southwest Gas	5,505	167
Total Gas-Distribution		533
Heart Monitors - 0.5%		
Cardiac Science*	29,125	302
Total Heart Monitors		302
Human Resources - 0.1%		
Hudson Highland Group*	11,770	82
Total Human Resources		82
Instruments-Scientific - 1.2%		
OYO Geospace*	4,985	196
PerkinElmer	9,830	245
Varian*	5,920	254
Total Instruments-Scientific		695
Internet Incubators - 0.2%		
Internet Capital Group*	18,175	147
Total Internet Incubators		147
Investment Companies - 0.2%		
KKR Financial Holdings	16,655	106
Total Investment Companies		106
Medical Instruments - 0.2%		
Natus Medical*	5,210	118
Total Medical Instruments		118
Medical-Biomedical/Genetic - 0.3%		
Cambrex*	30,295	186
Total Medical-Biomedical/Genetic		186
Medical-Hospitals - 1.1%		
Health Management Associates, Cl A*	51,385	214
Medcath*	24,560	440
Total Medical-Hospitals		654
Medical-Outpatient/Home Medical - 0.9%		
Amsurg*	11,220	286
NovaMed*	55,900	265
Total Medical-Outpatient/Home Medical		551
Miscellaneous Manufacturing - 0.5%		
Trimas*	40,675	267
Total Miscellaneous Manufacturing		267
Networking Products - 0.3%		
Polycom*	8,975	208
Total Networking Products		208
Oil Companies-Exploration & Production - 0.3%		
Bill Barrett*	5,190	167
Total Oil Companies-Exploration & Production		167
Oil-Field Services - 0.8%		
Key Energy Services*	31,055	360
Willbros Group*	3,650	97
Total Oil-Field Services		457

Poultry - 0.1%		
Pilgrim's Pride	20,845	52
Total Poultry		52
Power Conversion/Supply Equipment - 0.1%		
Advanced Energy Industries*	6,120	84
Total Power Conversion/Supply Equipment		84
Precious Metals - 0.1%		
North American Palladium*	41,225	87
Total Precious Metals		87
Property/Casualty Insurance - 0.4%		
First American	8,335	246
Total Property/Casualty Insurance		246
Racetracks - 1.6%		
International Speedway, Cl A	14,205	553
Speedway Motorsports	20,835	406
Total Racetracks		959
Reinsurance - 2.3%		
Aspen Insurance Holdings	15,965	439
Endurance Specialty Holdings	8,650	267
Validus Holdings	29,335	682
Total Reinsurance		1,388
Retail-Convenience Store - 0.1%		
Pantry*	2,090	44
Total Retail-Convenience Store		44
Retail-Propane Distributors - 0.6%		
Star Gas Partners LP*	148,975	331
Total Retail-Propane Distributors		331
Rubber-Tires - 0.4%		
Cooper Tire & Rubber	26,055	224
Total Rubber-Tires		224
S&L/Thrifts-Eastern US - 0.6%		
Brookline Bancorp	29,392	376
Total S&L/Thrifts-Eastern US		376
Satellite Telecommunications - 0.4%		
EchoStar, Cl A*	9,635	232
Total Satellite Telecommunications		232
Semiconductor Equipment - 1.4%		
Brooks Automation*	33,475	280
Entegris*	52,405	254
Verigy*	16,455	268
Total Semiconductor Equipment		802
Steel Pipe & Tube - 0.2%		
Mueller Water Products, Cl A	14,920	134
Total Steel Pipe & Tube		134
Telecommunications Equipment - 0.6%		
ADC Telecommunications*	20,950	177
Comtech Telecommunications*	3,445	170
Total Telecommunications Equipment		347
Television - 0.2%		
Sinclair Broadcast Group, Cl A	21,135	106
Total Television		106
Transport-Equipment & Leasing - 0.3%		
Aircastle	7,320	72
Genesis Lease ADR	11,280	99
Total Transport-Equipment & Leasing		171
Wireless Equipment - 0.3%		
RF Micro Devices*	58,405	170
Total Wireless Equipment		170
Total Common Stock (Cost $21,544)		**19,488**
Money Market Fund - 65.0%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	38,283,789	38,284
Total Money Market Fund (Cost $38,284)		**38,284**
Total Investments - 98.1% (Cost $59,828)†		**57,772**
Other Assets and Liabilities, Net - 1.9%		**1,089**
Total Net Assets - 100.0%		**$ 58,861**

* Non-income producing security.

(A) The rate reported represents the 7-day effective yield as of September 30, 2008.

ADR - American Depositary Receipt
Cl - Class
LP - Limited Partnership
R&D - Research and Development
S&L - Savings and Loan

† At September 30, 2008, the approximate tax basis cost of the Portfolio's investments was $59,828 (000), and the unrealized appreciation and depreciation were $965 (000) and $(3,021) (000), respectively.

Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 57,772
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 57,772

On August 22, 2008, the Board of Trustees of the Old Mutual Insurance Series Fund approved a Plan of Liquidation and Dissolution pursuant to which the assets of the Portfolio will be liquidated, known liabilities satisfied and remaining proceeds distributed to shareholders. The final liquidating distribution to shareholders is expected to be made on or around December 15, 2008.

Old Mutual Small Cap Growth Portfolio

SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Money Market Fund - 101.7%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	2,029,433	$ 2,029
Total Money Market Fund (Cost $2,029)		**2,029**
Total Investments - 101.7% (Cost $2,029)		**2,029**
Other Assets and Liabilities, Net - (1.7)%		**(33)**
Total Net Assets - 100.0%		**$ 1,996**

(A) The rate reported represents the 7-day effective yield as of September 30, 2008.

Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of September 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 2,029
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 2,029

On August 22, 2008, the Board of Trustees of the Old Mutual Insurance Series Fund approved a Plan of Liquidation and Dissolution pursuant to which the assets of the Portfolio will be liquidated, known liabilities satisfied and remaining proceeds distributed to shareholders. The final liquidating distribution to shareholders is expected to be made on or around December 15, 2008.